

June 28, 2012

Via E-mail
Teresa Dick
Chief Financial Officer
Diamondback Energy, Inc.
14301 Caliber Drive, Suite 300
Oklahoma City, Oklahoma 73134

> **Re: Diamondback Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 11, 2012**
> **File No. 333-179502**

Dear Ms. Dick:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note that in response to prior comment 3, you state that "[e]ach of the selling stockholders in this offering may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act." Please revise your filing to explicitly state that Wexford/DB Holdings and Gulfport are deemed to be underwriters, unless you can provide us with legal analysis explaining why these entities should not be deemed to be underwriters. Please note that it is otherwise not sufficient to indicate that any such party "may be" deemed to be an underwriter.

Prospectus Summary, page 1

2. Please revise your filing to clarify in this section that the Gulfport transaction will be completed prior to the effectiveness of the registration statement. We note your related disclosure at page 50.

Use of Proceeds, page 44

3. We note your disclosure at page 64 that you may seek to settle some or all of your crude oil swaps after the closing of this offering with a portion of the net proceeds. However, such use is not described in your Use of Proceeds section. Please advise.

Executive Compensation, page 114

Discretionary Annual Performance Bonus, page 117

4. We note your response to prior comment 19, and your revised disclosure that the discretionary annual bonuses were paid to your named executive officers based on their respective performances and contribution to your company in 2011 and other factors, including your company's performance in 2011, the value these executives bring to your company, market trends, economic climate, experience, leadership and employee retention. To the extent that any of these items were material factors in Wexford's determination of the amount of the annual bonus paid for 2011 to any of the named executive officers, please revise your filing to explain how Wexford considered such item in determining the relevant bonus amount. For example, please describe the relevant performance and contribution of each of the named executive officers, if material.

Employment Agreements, page 120

5. We note your revised disclosure that for the replacement options and restricted stock units to be issued to your named executive officers, the vesting schedule and exercise rights will remain the same as the original option. However, we also note your disclosure at page 126 regarding the conditions for accelerated vesting of the equity awards in connection with a change of control. Such terms do not appear to be the same as the vesting conditions for the original options described at page F-43. Please advise. For example, your disclosure at page F-43 indicates that generally, in the event more than fifty percent of the combined voting power of Windsor Permian LLC is not owned by Wexford or its affiliates and there is a material change in the terms of the option holder's employment, the options will vest immediately. However, your disclosure at page 126 suggests that the terms of the new equity awards granted to Mr. Stice will not require that there be a material change in the terms of his employment in order for his awards to vest.

<u>Related Party Transactions, page 128</u>

<u>Gulfport Contribution and Investor Rights Agreement, page 128</u>

6. We note your response to prior comment 21, and reissue such comment. In that regard, we note that your revised disclosure does not appear to include the material terms of the Gulfport contribution agreement with respect to how the post-closing cash adjustment will be determined. We also note that you have not provided an illustrative example of how such cash adjustment will be determined. Please provide such disclosure, or provide your analysis of why such disclosure is not material.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Seth R. Molay
        Akin Gump Strauss Hauer & Feld LLP